Exhibit 99.1

Uxin Announces Reconstructing of 58.com Note and Other Transactions

BEIJING, July 19, 2022 (GLOBE NEWSWIRE) -- Uxin Limited (“Uxin” or the “Company”, together with its subsidiaries, the “Group”) (Nasdaq: UXIN), a leading e-commerce platform for buying and selling used cars in China, today announced that it has issued 183,495,146 Class A ordinary shares, par value US$0.0001 per share, of the Company (equivalent to 61,165,048 American Depositary Shares (“ADSs”)) to 58.com Holdings Inc. (“58.com”) in exchange for the full release of the Company’s obligations under the convertible promissory note issued to 58.com on June 10, 2019 (such note, as amended, the “58.com Note”). These shares were issued at a price equivalent to US$1.03 per ADS. The 58.com Note was extinguished upon such issuance of shares. In connection with the foregoing transaction, the Company and 58.com have mutually released the other party from claims arising out of certain obligations under certain historical transactions.

About Uxin

Uxin is a leading e-commerce platform for buying and selling used cars in China. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in select regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the entry into definitive agreements or consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; impact of the COVID-19 pandemic; Uxin’s goal and strategies; its expansion plans and successful completion of certain financing transactions; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing.

For investor and media enquiries, please contact:
Uxin Limited Investor Relations
Ms. Joyce Tang
Phone: +86 10 5691-6765
Email: ir@xin.com

The Blueshirt Group
Ms. Julia Qian
Phone: +1 973-619-3227
Email: Julia@blueshirtgroup.com